UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                                (Amendment No.8)


                                  Mercom, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, Par Value $1.00 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  589935D-10-9
--------------------------------------------------------------------------------
                                 (CUSIP Number)


               Lawrence B. Lappin, Lappin Capital Management, Inc.
     767 Third Avenue, 16th Floor, New York, New York 10017, (212) 755-5694
                                      and
                              Jesse R. Meer, Esq.
            Berlack, Israels & Liberman, LLP, 120 West 45th Street,
                      New York, N.Y. 10036, (212) 704-0100
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 July 17, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                                                               Page 1 of 3 Pages

                        AMENDMENT NO. 8 TO SCHEDULE 13D

----------------------                                         -----------------
CUSIP No. 589935D-10-9                                         Page 2 of 3 Pages
----------------------                                         -----------------



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   1   NAME OF REPORTING PERSON: LAPPIN CAPITAL MANAGEMENT, L.P.
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-3641120



--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  [ ]
                                                             (b)  [X]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




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   4   SOURCE OF FUNDS

          WC


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware


--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            371,387
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             None
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             371,387
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       None

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        371,387 shares

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       7.76

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  14   TYPE OF REPORTING PERSON

       PN


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                                                               Page 2 of 3 Pages

                         AMENDMENT NO. 8 TO SCHEDULE 13D

     The purpose of this Amendment is to set forth a material change in Item 5 of the Statement on Schedule 13D as previously amended. No other changes in the Statement are being made at this time, and so none of the other items of
Schedule 13D as heretofore amended is restated herein.

Item 5. Interest in Securities of the Issuer.

     Prior to June 26, 1998, the Partnership and Mr. Lappin (as custodian for his minor children) owned a total of 478,419 shares of the common stock of the Issuer, and such shares represented approximately 9.994% of the 4,787,060 shares of the common stock of the Issuer reported as outstanding.

     On and after June 26 through July 17, 1998, the Partnership sold the following shares:

--------------------------------------------------------------------------------
  Date of Sale              Number of Shares Sold                 Sale Price
--------------------------------------------------------------------------------
 June 26, 1998                    15,000                        $162,199.56
--------------------------------------------------------------------------------
 June 30, 1998                     9,564                         103,880.35
--------------------------------------------------------------------------------
  July 6, 1998                    18,500                         198,192.08
--------------------------------------------------------------------------------
 July 16, 1998                    38,500                         412,753.52
--------------------------------------------------------------------------------
 July 17, 1998                    25,000                         266,721.04
--------------------------------------------------------------------------------
     TOTALS                      106,564                       1,143,746.55
--------------------------------------------------------------------------------

     In addition, on June 30, 1998, Mr. Lappin sold 468 shares (as custodian for his minor children) for $5,118.75.

     As a result of such sales, the Partnership beneficially owns 371,387 shares (representing 7.76%) of the common stock of the Issuer currently outstanding. As previously reported, Lappin Capital Management. Inc. ("LCMI') and Mr. Lappin, the general partners of the Partnership, have the sole power to vote, or to direct the vote, or to direct the sale or other disposition of the shares owned by the Partnership. LCMI and Mr. Lappin, as the general partners of the Partnership, have the sole power to receive or to direct the receipt of the proceeds from the sale of such shares, or any dividends paid with respect to such shares.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this amendment is true, complete and correct.

        July 24, 1998
           (Date)
                                       LAPPIN CAPITAL MANAGEMENT. L.P.

                                       By:  /S/ Lawrence B. Lappin
                                            --------------------------
                                                 (Signature)

                                       Lawrence B. Lappin,  General Partner
                                              (Name)            (Title)

                                       /S/ Lawrence B. Lappin
                                       -------------------------------
                                       Lawrence B. Lappin, as Custodian
                                          for his minor children


                                                               Page 3 of 3 Pages